Exhibit (a)(57)

YXLeaderToday

For Managers and Supervisors

July 13, 2007

A Message From Tim Hoeksema

Thank you for your positive response following the distribution of the "new" YXLeaderToday last week. This issue features a selection of frequently asked questions and answers. Additional questions will be answered in future issues. As a reminder, this information is best conveyed in face-to-face discussions. Please do not simply copy it and post or distribute in mailboxes.

I'd also like to ask you to personally share my appreciation with your team members for the effort they put forth every day to provide our customers "The best care in the air." Without a doubt, it is their hard work and sincere attention to service that earned us the "World's Best Domestic Airline" ranking in Travel+Leisure magazine's 2007 readers' poll. We've won this award eight times in the last 12 years, reflecting our consistent and ongoing dedication to offering travelers an exceptional travel experience.

We welcome your continued feedback. Your comments and suggestions will help us provide you with relevant information to share with your employees on an ongoing basis. Simply reply to this e-mail (do not include history) to let our Corporate Communications team know what's on your mind and the minds of your co-workers.

T.E. Hoeksema

Board of Directors

Q:

In June, AirTran extended its offer again. Will the board of directors make another recommendation to shareholders?

A:

The extension of an existing offer does not call for a new recommendation from the board.

Q:

Can we feel certain the new board members will act on behalf of Midwest Air Group and not AirTran? How does Midwest ensure their confidentiality?

A:

While our new directors were nominated by AirTran, they now have the same fiduciary duties to our shareholders as the other directors. All directors also have a legal obligation not to disclose confidential information. In their orientation session, our new directors were advised of this obligation as well as the potential consequences associated with disclosing confidential information. We are confident they understand and accept this responsibility.

Q:

Will only the board members hear AirTran's presentation on July 16, or will other senior leaders also sit in on that meeting? What will happen at the meeting?

A:

In addition to the board, some members of the senior leadership team will also be present. AirTran's leadership team will present the terms of its proposal, and members of the board may ask questions or seek clarification. Our board has not decided to enter into negotiations. Following the meeting, there will likely be much speculation in the media. Keep in mind that neither AirTran nor members of the media speak for our board. As always, we will provide you with the most accurate and up-to-date information when there is news to report.

Exchange Offer

Q:

Explain what AirTran has offered to pay for each share of Midwest common stock.

A:

AirTran has offered 0.5842 of a share of AirTran stock plus $9 cash for each share of Midwest stock. Because part of the consideration is stock, the value of the offer fluctuates as the price of AirTran stock fluctuates.

Q:

Explain how AirTran is trying to buy Midwest with our own money.

A:

As of March 31, 2007, the company had approximately $171 million of cash representing approximately $7 per share, which is about three-fourths of the $9 cash portion of the offer.

Employee Concerns

Q:

When is this going to be over with?

A:

We recognize that the uncertainty about the future is creating apprehension among employees. Because there are many variables, we cannot speak with certainty about what will happen going forward. Be assured, however, that we will continue to provide employees with important information as it becomes available.

Q:

What should we be doing now?

A:

Continuing to provide "The best care in the air." It is essential that all employees stay focused on our customers, on safety, and on delivering strong financial and operational performance. It is more important than ever that we devote ourselves to successfully implementing our long-term strategic business plan -- including initiatives like our new 50-seat regional jet program, new codeshare program with Northwest Airlines and expanded codeshare with Air Midwest, numerous schedule and service enhancements, and MD-80 fleet replacement planning.

Q:

If there were a merger, what would happen to my job?

A:

On April 9, 2007, AirTran stated in a letter to our board that it is "committed to maintaining jobs for all current Midwest employees except officers and some headquarters positions; our proposal by any measure will result in a net increase in jobs." Beyond this and similar statements, it is difficult to predict what would actually happen to various jobs in the event of a change of control.

Q:

Should I sell my Midwest stock?

A:

Other than the board's recommendation regarding AirTran's unsolicited exchange offer and our corporate policy prohibiting trading stock based on insider information, the company does not provide advice to employees about whether to buy, hold or sell their stock.

Other Questions

Q:

How about an update on savethecookie.com?

A:

More than 50,000 fans have signed the online petition, and approximately 2,400 t-shirts have been sold. Encourage your family and friends to check out the site and read the many, many positive comments from our loyal customers, shareholders and people in the communities we serve.

This e-mail contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “project,” “expect,” “anticipate,” “predict,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer, customer acceptance of the company’s strategic plan, the company’s ability to successfully implement the strategic plan, an adverse industry yield environment, and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2006.

Important Additional Information

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission on January 25, 2007 and subsequent amendments which set forth the reasons for the Midwest board’s recommendation with respect to the unsolicited exchange offer by AirTran Holdings, Inc. and related information.